SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14D-100) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 15)

CVR ENERGY, INC.
(Name of Subject Company (Issuer))

IEP Energy LLC
IEP Energy Holding LLC
American Entertainment Properties Corp.
Icahn Building LLC
Icahn Enterprises Holdings L.P.
Icahn Enterprises G.P. Inc.
Beckton Corp.
Carl C. Icahn
(Names of Filing Persons)*

Common Stock, Par Value $0.01
(Title of Class of Securities)

12662P108
 (CUSIP Number of Class of Securities)

Keith L. Schaitkin, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
 (212) 702-4380
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$2,219,678,130*	$254,375.11**

*
Calculated solely for purposes of determining the filing fee. The transaction value was calculated as follows:  73,989,271 shares of common stock of the Issuer multiplied by $30 per share.  The number of shares used in the transaction value calculation is based on the 86,573,498 shares stated to be issued and outstanding according to the Issuer in its Form 10−Q filed with the Securities and Exchange Commission on November 7, 2011, less 12,584,227 shares beneficially owned, as of February 22, 2012, by the Offeror and its affiliates.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $254,375.11	Filing Party: Icahn Enterprises Holdings LP
Form or registration no.: Schedule TO-T	Date Filed: February 23, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

COMBINED SCHEDULE TO AND SCHEDULE 13D

*           Introductory Note:  IEP Energy LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.  IEP Energy LLC is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P.

This Amendment No. 15 amends and supplements the Tender Offer Statement on Schedule TO filed on February 23, 2012 (the “Schedule TO”) relating to the offer by IEP Energy LLC, a Delaware limited liability company (“IEP Energy”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”, and together with IEP Energy, the “Offeror”), to purchase for cash all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of CVR Energy, Inc., a Delaware corporation (“CVR”), including the associated rights issued pursuant to the Rights Agreement, dated as of January 13, 2012, between CVR and American Stock Transfer & Trust Company, LLC, as Rights Agent, that are issued and outstanding (the “Rights”, and together with the Common Stock, the “Shares”) at a price of $30.00 per Share, without interest and less any required withholding taxes, plus one non−transferable contingent cash payment right for each Share.  Both IEP Energy and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer.  Capitalized terms used herein and not otherwise defined have the respective meanings ascribed in the Schedule TO.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated February 23, 2012 (the “Offer to Purchase”). The Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, constitute the “Offer”.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on January 13, 2012, as amended, by Icahn Enterprises Holdings, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the “Icahn Entities”).

CUSIP No.  12662P108

1.           NAME OF REPORTING PERSON
IEP Energy LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
61,918,320

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
61,918,320

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
OO

CUSIP No.  12662P108

1.           NAME OF REPORTING PERSON
IEP Energy Holding LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
61,918,320

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
61,918,320

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
OO

CUSIP No.  12662P108

1.           NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
61,918,320

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
61,918,320

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
CO

CUSIP No.  12662P108

1.           NAME OF REPORTING PERSON
Icahn Building LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
61,918,320

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
61,918,320

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
OO

CUSIP No.  12662P108

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
61,918,320

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
61,918,320

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
PN

CUSIP No.  12662P108

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
61,918,320

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
61,918,320

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
CO

CUSIP No.  12662P108

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
61,918,320

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
61,918,320

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
CO

CUSIP No.  12662P108

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
61,918,320

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
61,918,320

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,918,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70%

14           TYPE OF REPORTING PERSON
IN

Items 1-11.

     Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

On May 15, 2012, the Offeror, issued a press release relating to the Offer. A copy of this press release is filed herewith as Exhibit (a)(5)(xv) and incorporated herein by reference.

Item 12.  Exhibits

Exhibit	Description
(a)(5)(xv)	Press Release issued by the Offeror, dated May 15, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       IEP ENERGY LLC

                        By: /s/ SungHwan Cho
                              Name: SungHwan Cho
                             Title: Chief Financial Officer

                        IEP ENERGY HOLDING LLC

                        By: /s/ SungHwan Cho
                            Name: SungHwan Cho
                                Title: Chief Financial Officer

                       AMERICAN ENTERTAINMENT PROPERTIES CORP.

                        By: /s/ SungHwan Cho
                             Name: SungHwan Cho
                              Title: Chief Financial Officer

                        ICAHN BUILDING LLC
                        By: Icahn Enterprises Holdings L.P., its sole member
                         By: Icahn Enterprises G.P. Inc., its general partner

                          By: /s/ SungHwan Cho
                                Name: SungHwan Cho
                                Title: Chief Financial Officer

                        ICAHN ENTERPRISES HOLDINGS L.P.
                        By: Icahn Enterprises G.P. Inc., its general partner

                         By: /s/ SungHwan Cho
                               Name: SungHwan Cho
                               Title: Chief Financial Officer

                        ICAHN ENTERPRISES G.P. INC.

                         By: /s/ SungHwan Cho
                               Name: SungHwan Cho
                               Title: Chief Financial Officer

                        BECKTON CORP.

                         By: /s/ Edward Mattner
                               Name: Edward Mattner
                               Title: Authorized Signatory

                       /s/ Carl C. Icahn
                                                Name: Carl C. Icahn

Date: May 15, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated February 23, 2012*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number) *

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Letter to Clients*

(a)(1)(vi)	Supplement to Offer to Purchase, dated April 23, 2012 *

(a)(1)(vii)	Revised Letter of Transmittal *

(a)(1)(vii)	Revised Notice of Guaranteed Delivery *

(a)(1)(ix)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(x)	Revised Letter to Clients *

(a)(5)(i)	Summary Advertisement as published in the New York Times, by the Offeror, on February 23, 2012*

(a)(5)(ii)
Press Release of the Offeror, dated February 16, 2012 (incorporated by reference to Exhibit 1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on February 17, 2012)*

(a)(5)(iii)
Press Release of the Offeror, dated March 9, 2012(incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 9, 2012)*

(a)(5)(iv)
Press Release of the Offeror, dated March 14, 2012(incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 14, 2012)*

(a)(5)(v)
Press Release of the Offeror, dated March 16, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 3 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 16, 2012)*

(a)(5)(vi)
Press Release of the Offeror, dated March 19, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 19, 2012)*

(a)(5)(vii)
Press Release of the Offeror, dated March 28, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 28, 2012)*

(a)(5)(viii)
Press Release of the Offeror, dated March 28, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 6 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on March 29, 2012)*

(a)(5)(ix)
Press Release of the Offeror, dated April 3, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 7 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on April 3, 2012)*

(a)(5)(x)
Press Release of the Offeror, dated April 3, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 8 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on April 3, 2012)*

(a)(5)(xi)
Press Release of the Offeror, dated April 19, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 10 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on April 19, 2012)*

(a)(5)(xii)
Press Release of the Offeror, dated April 23, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 11 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on April 23, 2012)*

(a)(5)(xiii)
Press Release of the Offeror, dated May 1, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 13 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on May 1, 2012)*

(a)(5)(xiv)
Press Release of the Offeror, dated May 7, 2012 (incorporated by reference to Exhibit 1 to Amendment No. 14 to Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on May 7, 2012)*

(a)(5)(xv)	Press Release of the Offeror, dated May 15, 2012 (filed herewith)

(b)	None.

(d)
Transaction Agreement, dated April 18, 2012, among CVR, the Offeror and the other parties listed on the signature page thereto (incorporated by reference to Exhibit A to the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(vi) to the Schedule TO filed by the Offeror with the Securities and Exchange Commission on April 23, 2012).*

(g)	None.

(h)	None.
__________________
*  Previously Filed